Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-277211
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Product Supplement EQUITY INDICES MITTS-1 dated October 25, 2024)

1,017,881 Units	Pricing Date April 3, 2025
$10 principal amount per unit	Settlement Date April 10, 2025
CUSIP No. 40445V100	Maturity Date April 27, 2029



Capped Market Index Target-Term Securities®
Linked to a Global Equity Index Basket

- Maturity of approximately 4 years

- 1-to-1 upside exposure to increases in the Basket, subject to a capped return of 60.32%

- 1-to-1 downside exposure to decreases in the Basket, subject to the Minimum Redemption Amount of $9.00 per unit

- The Basket is comprised of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX® Index. The S&P 500® Index was given an initial weight of 60.00%, the EURO STOXX 50® Index was given an initial weight of 30.00% and the TOPIX® Index was given an initial weight of 10.00%

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"

- You may be required to accrue interest and pay taxes on the notes each year even if you will not receive any payments until maturity. See "Summary Tax Consequences"

- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES MITTS-1.

The estimated initial value of the notes on the pricing date is $9.568 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

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Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price[1].............................	$ 10.00	$10,178,810.00
Underwriting discount[1]...........................	$ 0.25	$ 254,470.25
Proceeds, before expenses, to HSBC....	$ 9.75	$ 9,924,339.75

(1) See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

April 3, 2025

Summary

The Capped Market Index Target-Term Securities® Linked to a Global Equity Index Basket, due April 27, 2029 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Payments due on the notes, including the repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the global equity index basket described below (the "Basket"), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value, 1-to-1 downside exposure to decreases in the Basket, subject to the Minimum Redemption Amount. Payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See "Terms of the Notes" below.

The Basket is comprised of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX® Index (each a "Basket Component"). On the pricing date, the S&P 500® Index was given an initial weight of 60.00%, the EURO STOXX 50® Index was given an initial weight of 30.00% and the TOPIX® Index was given an initial weight of 10.00%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, reduced the economic terms of the notes (including the Capped Value).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately 4 years
Market Measure:	A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: "SPX"), the EURO STOXX 50® Index (Bloomberg symbol: "SX5E") and the TOPIX® Index (Bloomberg symbol: "TPX"). Each Basket Component is a price return index.
Starting Value:	100.00
Ending Value:	The average of the values of the Basket on each calculation day occurring during the Maturity Valuation Period, calculated as specified in "The Basket" on page TS-8. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES MITTS-1.
Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	100%
Capped Value:	$16.032 per unit, which represents a return of 60.32% over the principal amount.
Maturity Valuation Period:	April 18, 2029, April 19, 2029, April 20, 2029, April 23, 2029 and April 24, 2029.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-20.
Calculation Agent:	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:


Is the Ending Value greater than the Starting Value?
Yes
You will receive per unit, up to a maximum payment not to exceed the Capped Value:
$10 + [$10 x Participation Rate x ((Ending Value - Starting Value) / Starting Value)]
No

You will receive the greater of (a) the Minimum Redemption Amount per unit of $9.00 and (b)

$$\$10 \times \frac{\text{Ending Value}}{\text{Starting Value}}$$

(The Redemption Amount will not be less than the Minimum Redemption Amount per unit.)

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY INDICES MITTS-1 dated October 25, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924111495/tm2425322d410_424b5.htm

- Prospectus supplement dated February 21, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- Prospectus dated February 21, 2024:

  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES MITTS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

To the extent the determination of the Redemption Amount and other terms described in this term sheet are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the determination of the Redemption Amount and other terms described in this term sheet shall control.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

- You are willing to risk up to 10% loss of principal if the Index decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek a guaranteed return beyond the Minimum Redemption Amount.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Market Index Target-Term Securities®
Linked to a Global Equity Index Basket, due April 27, 2029

Hypothetical Payout Profile

Capped Market Index Target-Term Securities®



This graph reflects the returns on the notes, based on the Participation Rate of 100.00%, the Minimum Redemption Amount of $9.00 per unit, and the Capped Value of $16.032 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.**

The following table is based on the Starting Value of 100.00, the Participation Rate of 100.00%, the Minimum Redemption Amount of $9.00 per unit and the Capped Value of $16.032 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$9.000[1]	-10.00%
50.00	-50.00%	$9.000	-10.00%
80.00	-20.00%	$9.000	-10.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
97.00	-3.00%	$9.700	-3.00%
100.00[1]	0.00%	$10.000	0.00%
102.00	2.00%	$10.200	2.00%
103.00	3.00%	$10.300	3.00%
105.00	5.00%	$10.500	5.00%
160.32	60.32%	$16.032[3]	60.32%
170.00	70.00%	$16.032	60.32%
200.00	100.00%	$16.032	60.32%

(1)   The Redemption Amount per unit will not be less than the Minimum Redemption Amount.
(2)   The Starting Value was set to 100.00 on the pricing date.
(3)   The Redemption Amount per unit cannot exceed the Capped Value.

For recent **hypothetical** values of the Basket, see "The Basket" section below. For recent actual levels of the Basket Components, see "The Basket Components" section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any Basket Component, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 50.00

$$\$10 \times \left(\frac{50}{100}\right)$$ **= $5.000, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $9.00 per unit.**

Example 2

The Ending Value is 97.00, or 97.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 97.00

$$\$10 \times \left(\frac{97}{100}\right)$$ **= $9.700**

Example 3

The Ending Value is 105.00, or 105.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 105.00

$$\$10 + \left[\$10 \times 100.00\% \times \left(\frac{105-100}{100}\right)\right]$$ **= $10.500 Redemption Amount per unit**

Example 4

The Ending Value is 170.00, or 170.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 170.00

$$\$10 + \left[\$10 \times 100\% \times \left(\frac{170-100}{100}\right)\right]$$ **= $17.000, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $16.032 per unit**

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

Structure-related Risks

- Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 10% of the principal amount.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.

- Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components. Due to the different Initial Component Weights, changes in the levels of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

- The estimated initial value of the notes is less than the public offering price and may differ from the market. value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-20 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Basket and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

- An index sponsor may adjust the relevant Basket Component in a way that affects its level, and has no obligation to consider your interests.

- As a noteholder, you will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities, dividends or other distributions by issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the companies included in the Basket Components, we, MLPF&S, BofAS and our respective affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

- Your return on the notes may be adversely affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Tax-related Risks

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-24 of product supplement EQUITY INDICES MITTS-1.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of "Market Measure Business Day" set forth in product supplement EQUITY INDICES MITTS-1.

A "Market Measure Business Day" means a day on which:

(A) each of the New York Stock Exchange (the "NYSE") and The Nasdaq Stock Market (as to the S&P 500® Index), the Eurex (as to the EURO STOXX 50® Index) and the Tokyo Stock Exchange (as to the TOPIX® Index), (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Components or any successors thereto are calculated and published.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the value of the Basket from the Starting Value to the Ending Value. The Basket Components are described in the section "The Basket Components" below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled "Description of MITTS—Basket Market Measures" beginning on page PS-20 of product supplement EQUITY INDICES MITTS-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Basket Components Weight	Closing Level[1]	Basket Components ratio[2]	Initial Basket Value Contribution
S&P 500® Index	SPX	60.00%	5,396.52	0.01111828	60.00
EURO STOXX 50® Index	SX5E	30.00%	5,113.28	0.00586708	30.00
TOPIX® Index	TPX	10.00%	2,568.61	0.00389316	10.00
				Starting Value	100.00

(1)   These were the closing levels of the Basket Components on the pricing date.

(2)   Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each calculation day during the Maturity Valuation Period by summing the products of the closing level for each Basket Component on such calculation day and the Component Ratio applicable to such Basket Component. If any scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day or a Market Disruption Event occurs on that day as to any Basket Component , the closing level of that Basket Component will be determined as more fully described in the section entitled "Description of MITTS—Basket Market Measures—Ending Value of the Basket" beginning on page PS-21 of product supplement EQUITY INDICES MITTS-1.

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2015 through April 3, 2025. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2014, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket



The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of and is subject to change by each of S&P Dow Jones Indices LLC ("S&P") with respect to the S&P 500® Index (the "SPX"), STOXX Limited ("STOXX") with respect to the EURO STOXX 50® Index (the "SX5E"), and JPX Market Innovation & Research, Inc. ("JPXI") with respect to the TOPIX ® Index (the "TPX") (S&P, STOXX and JPXI together, the "index sponsors"). The index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any index sponsor discontinuing publication of a Basket Component are discussed in the section entitled "Description of MITTS—Discontinuance of an Index" beginning on page PS-19 of product supplement EQUITY INDICES MITTS-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor index.

The S&P 500® Index

The SPX was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943, and it is sponsored by S&P. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the SPX with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the SPX contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the SPX prior to July 31, 2017 may be represented by multiple share class lines in the SPX. The SPX is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com.

S&P intends for the SPX to provide a performance benchmark for the large-cap U.S. domiciled equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. SPX additions and deletions are announced with at least three business days advance notice. Less than three business days' notice may be given at the discretion of the S&P SPX Committee. Relevant criteria for additions to the SPX that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $18.00 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); the float-adjusted liquidity ratio of annual dollar value traded divided by the float-adjusted market capitalization) should be greater than or equal to 0.75 at the time of the addition to the SPX and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date (current constituents have no minimum requirement), where the annual dollar value traded is calculated as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date (reduced to the available trading period for IPOs or spinoffs that do not have 365 calendar days of trading history); the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX (each, an "eligible exchange")); the proposed constituent has an investable weight factor ("IWF") of 10% or more; the inclusion of the company will contribute to sector balance in the SPX relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, S&P considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the SPX; spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the SPX). In addition, constituents of the S&P MidCap 400® SPX and the S&P SmallCap 600® SPX can be added to the SPX provided they meet the unadjusted company level market capitalization eligibility criteria for the SPX. Migrations from the S&P MidCap 400® SPX or the S&P SmallCap 600® SPX do not need to meet the financial viability, liquidity, or 50% of the SPX's unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market SPX Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the SPX, the S&P MidCap 400® SPX and the S&P SmallCap 600® SPX) that acquire a constituent of the SPX, the S&P MidCap 400® SPX or the S&P SmallCap 600® SPX that do not fully meet the financial viability or IWF criteria may still be added to the SPX at the discretion of the SPX Committee if the SPX Committee determines that the addition could minimize turnover and enhance the representativeness of the SPX as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the SPX when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P's discretion. S&P evaluates additions and deletions with a view to maintaining SPX continuity.

For constituents included in the SPX prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the SPX, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the SPX while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If an SPX constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the SPX at the discretion of the S&P SPX Committee.

Index Calculation

The SPX is calculated using a base-weighted aggregative methodology. This discussion describes the "price return" calculation of the SPX. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The value of the SPX on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the SPX *times* the number of shares of such stock included in the SPX, and the denominator of which is the divisor, which is described more fully below. The "market value" of any index stock is the *product* of the market price per share of that stock *times* the number of the then-outstanding shares of such index stock that are then included in the SPX.

The SPX is also sometimes called a "base-weighted aggregative index" because of its use of a divisor. The "divisor" is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks' share capital after the "base date" as described below. The level of the SPX reflects the total market value of all index stocks relative to the index's base period of 1941-1943.

In addition, the SPX is float-adjusted, meaning that the share counts used in calculating the SPX reflect only those shares available to investors rather than all of a company's outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, "strategic holders"). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in SPX calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Index Maintenance

In order to keep the SPX comparable over time S&P engages in an index maintenance process. The SPX maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the SPX, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the SPX methodology, at least once within any 12 month period, the S&P SPX Committee reviews the SPX methodology to ensure the SPX continues to achieve the stated objective, and that the data and methodology remain effective. The S&P SPX Committee may at times consult with investors, market participants, security issuers included in or potentially included in the SPX, or investment and financial experts.

The following graph shows the daily historical performance of the Index in the period from January 1, 2015 through April 3, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 5,396.52.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("Standard & Poor's"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC. The SPX is a product of S&P, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor's or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P's only relationship to HSBC is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P. The SPX is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the SPX. S&P is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the SPX is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR

IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

The EURO STOXX 50® Index

The SX5E was created by STOXX, which is owned by Deutsche Börse AG. Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The SX5E is reported daily on the Bloomberg L.P. (the "Bloomberg") under the symbol "SX5E" and on the STOXX website. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Index Composition and Maintenance

The SX5E is composed of 50 stocks from 8 Eurozone countries (Belgium, Finland, France, Germany, Ireland, Italy, the Netherlands and Spain) and represents the largest STOXX Supersector leaders in the Eurozone in terms of free-float market capitalization. The SX5E aims to include the 50 Supersector leaders from the EURO STOXX Index by selecting stocks from each of the 20 EURO STOXX Supersectors indices. The 20 STOXX Supersectors are: automobiles and parts; banks; basic resources; chemicals; construction and materials; consumer products and services; energy; financial services; food, beverage and tobacco; health care; industrial goods and services; insurance; media; personal care, drug and grocery stores; real estate; retail; technology; telecommunications; travel and leisure; and utilities.

The SX5E is weighted by free float market capitalization. Each component's weight is capped at 10% of the SX5E's total free float market capitalization. Free float weights are reviewed quarterly and the SX5E's composition is reviewed annually in September. The review cut-off date is the last trading day of August.

Within each of the 20 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current component stocks are then added to the selection list. The stocks on the selection list are ranked by free float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the SX5E, and the remaining 10 stocks are selected from the largest remaining stocks ranked between 41 and 60. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks. In exceptional cases, STOXX may make additions and deletions to the selection list.

Index Calculation

The SX5E is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{index} = \frac{\text{free float market capitalization of the index}}{\text{divisor of the index}}$$

The "free float market capitalization of the index" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to corporate actions.

The following graph shows the daily historical performance of the SX5E in the period from January 1, 2015 through April 3, 2025. We obtained this historical data from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. On the pricing date, the closing level of the SX5E was 5,113.28.

Historical Performance of the SX5E



This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX in connection with some products, including the notes.

STOXX and its licensors (the "Licensors") have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX and its Licensors do <u>not</u>:

- Sponsor, endorse, sell or promote the notes.

- Recommend that any person invest in the notes or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

- Have any responsibility or liability for the administration, management or marketing of the notes.

- Consider the needs of the notes or the holders of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

- STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

  o The results to be obtained by the notes, the holder of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

  o The accuracy or completeness of the SX5E and its data;

  o The merchantability and the fitness for a particular purpose or use of the SX5E and its data;

  o STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data;

- Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between HSBC and STOXX is solely for their benefit and not for the benefit of the holders of the notes or any other third parties.

The TOPIX® Index

The Tokyo Stock Price Index, also knowns as the TOPIX® Index, is a capitalization-weighted index of all companies listed on the Tokyo Stock Exchange ("TSE") Prime Market. The TPX is developed, calculated, published and maintained by, the JPXI. Publication of the TPX began on July 1, 1969, based on an initial index value of 100 at January 4, 1968. The TPX is reported by Bloomberg under the ticker symbol "TPX."

Index Composition and Maintenance

The component stocks of the TPX consist of all Japanese common stocks listed on the TSE Prime Market. The TPX measures changes in the aggregate market value of these stocks. Japanese stocks admitted to the TSE are assigned to one of the Prime Market, the Standard Market or Growth Market (in principle). Stocks listed on the TSE Prime Market are limited to companies which have appropriate levels of market capitalization (liquidity) to be investment instruments for many institutional investors, maintain a higher quality of corporate governance, and commit to sustainable growth and improvement of medium- to long-term corporate value, putting constructive dialogue with investors at the center. Stocks listed on the Standard Market are typically companies which have appropriate levels of market capitalization (liquidity) to be investment instruments in the open market, maintain a basic level of corporate governance expected of listed companies, and commit to sustainable growth and improvement of medium- to long-term corporate value. The Growth Market is limited to companies which have a certain level of market value by disclosing business plans for realizing high growth potential and their progress towards these appropriately and in a timely manner, but at the same time pose a relatively high investment risk from the perspective of business track record.

The TPX is a free-float adjusted market capitalization-weighted index, with the market price of each component stock multiplied by the number of shares listed (as adjusted by multiplying the free-float weight ("FFW") to take into account only the listed shares deemed to be available for trading in the market). The cis responsible for calculating and maintaining the TPX, and can add, delete or substitute the stocks underlying the TPX or make other methodological changes that could change the value of the TPX. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TPX if such stock ceases to meet the criteria for inclusion. Stocks listed on the Standard Market or Growth Market of the TSE may be transferred to the Prime Market if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a Prime Market stock falls within the coverage of TSE rules prescribing reassignment thereof to the Standard Market, such stock will be removed from the Prime Market.

Additions to the component stocks can occur (1) through the initial listing of a company (directly or via another stock exchange), with such changes taking effect on the last business day of the month after such initial listing; (2) as a result of changes in listing from the Standard Market or from the Growth Market to the Prime Market, with such changes taking effect on the transfer date, as applicable; or (3) through the initial listing of a new company resulting from a corporate consolidation, with such changes taking effect on the new listing date.

Deletions of constituents are conducted due to (1) de-listing, resulting from a corporate consolidation, when the surviving company re-lists with the TSE, with such changes taking effect on the initial listing date of the new company (normally two business days after the delisting date); (2) de-listing of a company for reasons other than those stated above, with such changes taking effect on the de-listing date; (3) designation of stocks to be de-listed, with such changes taking effect four business days after such designation; or (4) changes in listing from the Prime Market to the Standard Market, with such changes taking effect on the date of such change.

Index Calculation

The TPX is not expressed in Japanese yen, but is presented in terms of points (as a decimal figure), rounded to the nearest one-hundredth. The TPX is calculated by multiplying 100 by the figure obtained by dividing the current free-float adjusted market value (the current market price per share at the time of the index calculation multiplied by the number of free-float adjusted common shares listed on the Prime Market at the same instance) (as adjusted by multiplying the FFW) (the "**Current Market Value**") by the base market value (*i.e.*, the Current Market Value on the base date) (the "**Base Market Value**").

The calculation of the TPX can be represented by the following formula:

$$\text{Index} = \frac{\text{Current Market Value}}{\text{Base Market Value}} \times 100$$

In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TPX. Such factors include, without limitation: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders (limited to cases where the allotted subscription warrant securities are listed), issuance of shares as a consequence of exercise of convertible bonds or warrants, and transfer of listed securities from the Prime Market to the Standard Market of the TSE.

The formula for the adjustment is as follows:

$$\frac{\text{Free-float adjusted Market Value on business day before adjustment date}}{\text{Base Market Value before adjustment}} = \frac{\text{(Free-float adjusted Market Value on business day before adjustment date} \pm \text{Adjustment Amount)}}{\text{Base Market Value after adjustment}}$$

Where Adjustment Amount is equal to the changes in the number of shares included in the calculation of the TPX *multiplied* by the price of those shares used for the purposes of the adjustment.

Therefore,

$$\text{New Base Market Value} = \frac{\text{Old Base Market Value} \times (\text{Free-float adjusted Market Value on business day before adjustment date} \pm \text{Adjustment Amount})}{\text{Free-float adjusted Market Value on business day before adjustment date}}$$

The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the TPX, the Base Market Value is adjusted in such a way that the new value of the TPX will equal the level of the TPX immediately prior to such change.

No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market capitalization.

The following graph shows the daily historical performance of the TPX in the period from January 1, 2015 through April 3, 2025. We obtained this historical data from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. On the pricing date, the closing level of the TPX was 2,568.61.

Historical Performance of the TPX



This historical data on the TPX is not necessarily indicative of the future performance of the TPX or what the value of the notes may be. Any historical upward or downward trend in the level of the TPX during any period set forth above is not an indication that the level of the TPX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the TPX.

License Agreement

HSBC or one of its affiliates has entered into a non-exclusive license agreement with the TSE whereby it, in exchange for a fee, is permitted to use the TPX in connection with certain securities, including the notes. HSBC is not affiliated with the TSE; the only relationship between the TSE and HSBC is any licensing of the use of the TPX and trademarks relating to it.

The license agreement between the TSE and HSBC or one of its affiliates provides that the following disclaimer must be set forth herein:

(i)   The TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the TSE and the TSE owns all rights relating to the TPX such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

(ii)   The TSE shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

(iii)   The TSE makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

(iv)   The TSE gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the TSE shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

(v)   No notes are in any way sponsored, endorsed or promoted by the TSE.

(vi)   The TSE shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public.

(vii)   The TSE neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes for calculation of the TOPIX Index Value.

(viii)   Including but not limited to the foregoing, the TSE shall not be responsible for any damage resulting from the issue and sale of the notes.

"TOPIX®" and "TOPIX Index®" are trademarks of the TSE and prior to the settlement date we expect them to be licensed for use by HSBC or one of its affiliates. The notes have not been and will not be passed on by the TSE as to their legality or suitability. The notes will not be issued, endorsed, sold or promoted by the TSE. THE TSE MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-6 of product supplement EQUITY INDICES MITTS-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to take the position that the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method." No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

- Under this characterization and tax treatment of the notes, a U.S. holder will be required to report original issue discount ("OID") or interest income based on a "comparable yield" and a "projected payment schedule" with respect to a note without regard to cash, if any, received on the notes.

- The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 4.21% per annum (compounded annually) that was established for the notes. The table reflects the expected issuance of the notes on April 10, 2025, and the scheduled maturity date of April 27, 2029. This tax accrual table is based upon a projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $11.8203 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
April 10, 2025 through December 31, 2025	$0.3057	$0.3057
January 1, 2026 through December 31, 2026	$0.4339	$0.7396
January 1, 2027 through December 31, 2027	$0.4521	$1.1917
January 1, 2028 through December 31, 2028	$0.4712	$1.6629
January 1, 2029 through April 27, 2029	$0.1574	$1.8203

Projected Redemption Amount = $11.8203 per unit of the notes.

- Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the notes. A U.S. holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the Projected Redemption Amount, a U.S. holder must include such excess as interest income, or (ii) if the Projected Redemption Amount exceeds the actual Redemption Amount, a U.S. holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-24 of product supplement EQUITY INDICES MITTS-1.

Validity of the Securities

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated February 21, 2024.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Market Index Target-Term Securities®" and "MITTS®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.